SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 December 2019
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 December 2019 re: Director/PDMR Shareholding

30 December 2019

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Disposal of Shares

The Group announces the sale of Shares by PDMRs as set out below. Following the sale of Shares, the PDMRs continue to comply with the Group's shareholding policy requirements and hold Shares as detailed below, including Shares subject to holding periods of up to a further two years post vesting.

Name of PDMR	Number of Shares Sold	Volume Weighted Average Price Per Share	Transaction date	Number of Shares held by the PDMR (and persons closely associated) following the sale
António Horta-Osório	182,0451	63.0479 pence	27 December 2019	20,751,119
	600,000		27 December 2019
Juan Colombás	100,5311	63.0596 pence	27 December 2019	10,709,814
	899,469		27 December 2019
Stephen Shelley	43,8731	63.0700 pence	27 December 2019	3,064,590
1 Sold following the end of the regulated time restriction on such Shares.

Purchase of Shares into an Individual Savings Account ("ISA")

The Group announces that António Horta-Osório, a PDMR, has purchased 31,426 ordinary shares at 63.2894 pence per Share into an ISA in his name and that his wife, Ana Horta-Osório, a person closely associated with him, has purchased 31,436 ordinary shares at 63.2693 pence per Share into an ISA in her name.  Both purchases took place on 27 December 2019.

Following the purchase of Shares, António Horta-Osório (and persons closely associated) holds 20,813,981 Shares, including Shares subject to holding periods of up to a further two years post vesting, and continues to comply with the Group's shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Disposal of Shares	GBP 00.631070	182,045
	Disposal of Shares	GBP 00.6305	200,000
	Disposal of Shares	GBP 00.6301	100,000
	Disposal of Shares	GBP 00.6297	100,000
	Disposal of Shares	GBP 00.6304	100,000
	Disposal of shares	GBP 00.6306	100,000

d)	Aggregated information - Aggregated volume - Price	782,045 GBP 00.630479
e)	Date of the transaction	2019-12-27
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of ordinary shares into an ISA.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Acquisition of ordinary shares into an ISA.	GBP 00.632894	31,426

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2019-12-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ana Horta-Osório
2	Reason for the notification
a)	Position/status	PCA of a PDMR, António Horta-Osório (Chief Executive Officer)
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of ordinary shares into an ISA.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Acquisition of ordinary shares into an ISA.	GBP 00.632693	31,436

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2019-12-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Disposal of Shares	GBP 00.630596	1,000,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2019-12-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Disposal of Shares	GBP 00.630700	43,873

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2019-12-27
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 December 2019